UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Synthorx, Inc.

(Name of Subject Company)

Synthorx, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

87167A103

(CUSIP Number of Class of Securities)

Laura Shawver, Ph.D.

President, Chief Executive Officer and Director

Synthorx, Inc.

11099 N. Torrey Pines Road, Suite 190

La Jolla, California 92037

(858) 750-4789

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Rama Padmanabhan, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Synthorx, Inc., a Delaware corporation (“Synthorx”), with the Securities and Exchange Commission on December 23, 2019 relating to the offer by Sanofi, a French société anonyme (“Sanofi”) and Thunder Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Sanofi (“Purchaser”), to purchase all the issued and outstanding shares of Synthorx’s common stock, $0.001 par value per share (the “Shares”), for a purchase price of $68.00 per Share in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2019, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following before the heading “Cautionary Note Regarding Forward-Looking Statements” on page 39 of the Schedule 14D-9 and replacing it with the following paragraph:

“Expiration of the Offering Period

At one minute after 11:59 p.m., Eastern Time, on January 22, 2020, the Offer expired. Continental Stock Transfer & Trust Company, the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 27,443,994 Shares (not including 1,135,448 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee), representing approximately 83.7% of Synthorx’s then outstanding Shares, had been validly tendered (and not validly withdrawn) pursuant to the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the minimum tender condition set forth in the Merger Agreement, and all other conditions to the Offer were satisfied. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares that were validly tendered and not validly withdrawn prior to the expiration of the Offer and will promptly pay for all such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Synthorx. Accordingly, pursuant to the Merger Agreement, Sanofi and Purchaser will complete the acquisition of Synthorx through the Merger without a meeting of the stockholders of Synthorx in accordance with Section 251(h) of the DGCL. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to such time (other than any Shares (i) owned by Synthorx (or held in Synthorx’s treasury), (ii) owned by Purchaser, Sanofi, or any other direct or indirect wholly owned subsidiary of Sanofi immediately prior to the Effective Time, (iii) tendered and irrevocably accepted for purchase in the Offer or (iv) held by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price, in cash, without interest thereon and net of any applicable withholding taxes.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market. Pursuant to the terms of the Merger Agreement, Sanofi and Purchaser will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNTHORX, INC.

By:	/s/ Laura Shawver
Laura Shawver, Ph.D.
President and Chief Executive Officer

Dated: January 23, 2020